Exhibit 99.1

Sapiens Now Available in the Microsoft Azure Marketplace

Microsoft Azure customers worldwide now gain access to Sapiens SaaS solutions to take advantage of the scalability, reliability, and agility of Azure to drive application development and shape business strategies.

Uxbridge, UK, January 13, 2025 — Sapiens International Corporation (NASDAQ: SPNS) (TASE: SPNS), a global leader in intelligent insurance software solutions and a premium member of the Microsoft Top 100 Partner program, today announced the availability of Sapiens SaaS solutions in the Microsoft Azure Marketplace, an online store providing applications and services for use on Azure. Sapiens’ customers can now take advantage of the productive and trusted Azure cloud platform, with streamlined deployment and management.

Sapiens’ strategic alignment with Microsoft Azure underscores its commitment to enabling the insurance industry’s digital transformation. By leveraging Azure’s advanced AI tools, including Microsoft Copilot and Azure OpenAI Service, Sapiens is empowering insurers to revolutionize operational efficiency and user experiences. Sapiens has integrated Microsoft GenAI technology into Sapiens’ newly launched insurance platform. Sapiens Digital Insurance Platform for Life & Annuity, for example, provides insurers a complete, step-by-step transformation utilizing Microsoft GenAI technology throughout the life and annuity lifecycle, enabling eAPP, illustrations, underwriting, and policy administration with next generation capabilities and services.

“The availability of Sapiens on the Microsoft Azure Marketplace enables insurers to leverage advanced capabilities with ease and efficiency and reinforces Sapiens’ commitment to partnering with our customers for their entire transformation journey,” said Alex Zukerman, Chief Strategy Officer at Sapiens. “This step strengthens our alignment with Microsoft’s cutting-edge AI solutions like Copilot, enabling our customers to innovate and thrive.”

“Microsoft Azure Marketplace welcomes Sapiens, which joins a cloud marketplace landscape offering flexibility and economic value while transacting tens of billions of dollars a year in revenues,” said Jake Zborowski, General Manager, Microsoft Azure Platform at Microsoft Corp. “Thanks to Azure Marketplace and partners like Sapiens, customers can do more with less by increasing efficiency, buying confidently, and spending smarter.”

The Azure Marketplace is an online market for buying and selling cloud solutions certified to run on Azure. The Azure Marketplace helps connect companies seeking innovative, cloud-based solutions with partners who have developed solutions that are ready to use.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a global leader in intelligent insurance software solutions. With Sapiens’ robust platform, customer-driven partnerships, and rich ecosystem, insurers are empowered to future-proof their organizations with operational excellence in a rapidly changing marketplace. We help insurers harness the power of AI and advanced automation to support core solutions for property and casualty, workers’ compensation, and life insurance, including reinsurance, financial & compliance, data & analytics, digital, and decision management. Sapiens boasts a longtime global presence, serving over 600 customers in more than 30 countries with its innovative SaaS offerings. Recognized by industry experts and selected for the Microsoft Top 100 Partner program, Sapiens is committed to partnering with our customers for their entire transformation journey and is continuously innovating to ensure their success.

For more information visit https://sapiens.com or follow us on LinkedIn

For more information, press only:

Contact: Yaffa Cohen-Ifrah

Sapiens Chief Marketing Officer and Head of Investor Relations

Mobile: +1 917 533 4782
Email: Yaffa.cohen-ifrah@sapiens.com

www.sapiens.com

Forward Looking Statements

Certain matters discussed in this press release that are incorporated herein and therein by reference are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to certain risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to:  the degree of our success in our plans to leverage our global footprint to grow our sales; the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy; the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions; our lengthy and complex sales cycles, which do not always result in the realization of revenues; the degree of our success in retaining our existing customers or competing effectively for greater market share; the global macroeconomic environment, including headwinds caused by inflation, relatively high interest rates, potentially unfavorable currency exchange rate movements, and uncertain economic conditions, and their impact on our revenues, profitability and cash flows; difficulties in successfully planning and managing changes in the size of our operations; the frequency of the long-term, large, complex projects that we perform that involve complex estimates of project costs and profit margins, which sometimes change mid-stream; the challenges and potential liability that heightened privacy laws and regulations pose to our business; occasional disputes with clients, which may adversely impact our results of operations and our reputation; various intellectual property issues related to our business; potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems; risks related to the insurance industry in which our clients operate; risks associated with our global sales and operations, such as changes in regulatory requirements, wide-spread viruses and epidemics like the coronavirus epidemic,  and fluctuations in currency exchange rates; and risks related to our principal location in Israel and our status as a Cayman Islands company.

While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those expressed or implied by the forward-looking statements. Please read the risks discussed under the heading “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2023, to be filed in the near future, in order to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.

www.sapiens.com